CROWN EXPLORATION FUND I, L.P.

4024 Nazarene Drive

Carrollton, Texas 75010

May 11, 2012

VIA EDGAR – FORM RW

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Withdrawal of Registration Statement on Form S-1
Crown Exploration Fund I, L.P.
(File No. 333-164016)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Crown Exploration Fund I, L.P. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement filed with the Commission on Form S-1 on December 23, 2009 (File No. 333-164016), together with the amendments filed June 2, 2010, December 21, 2010 and June 10, 2011 and all exhibits thereto (the “Registration Statement”).

The Company is making this request for withdrawal of the Registration Statement because it has determined not to proceed with the public offering of Units of Limited Partner Interests or Additional General Partner Interests. No Units of Limited Partner Interests or Additional General Partner Interests have been sold under the Registration Statement. The Company requests that, in accordance with Rule 457(c) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Shawn Grisham, the President of Crown Exploration Partners, Ltd., the managing general partner of the Company, 4024 Nazarene Drive, Carrollton, Texas 75010, facsimile number (972) 395-0355.

If you have any questions regarding this request, please contact Albert McGrath at Baker & McKenzie LLP, 2001 Ross Ave., Suite 2300, Dallas, Texas 75201, telephone number (214) 978-3028.

Sincerely,

Crown Exploration Fund I, L.P.

By: Crown Exploration Partners, Ltd.,

its managing general partner

By: /s/ Shawn Grisham
      Shawn Grisham, President

cc: Albert McGrath